Exhibit 99.2

BANK OF BERMUDA
FINANCIAL SUMMARY
(Unaudited, in U.S. dollars in millions, except per share amounts)

				For the Quarter

For the Year				2002	2003

2001	2002	2003		4th	1st	2nd	3rd	4th

			U.S. GAAP Earnings
60.1	77.7	92.5	Net income	16.6	21.6	20.6	22.3	28.1
			Earnings per share
2.00	2.62	3.23	-Basic (a)	0.57	0.75	0.72	0.78	0.98
1.91	2.53	3.13	-Diluted (a)	0.56	0.73	0.71	0.75	0.94

			U.S. GAAP Operating Results(b)
257.0	264.2	301.2	Non-interest income	67.1	66.7	71.9	76.6	86.0
195.0	177.7	160.2	Net interest income after loan losses	43.6	39.4	39.5	41.0	40.3
(8.2)	(21.0)	4.4	Investment and other income/(loss)	(1.5)	1.0	1.5	(0.6)	2.4

443.8	420.9	465.8	Total revenues	109.2	107.1	112.9	117.0	128.7
377.0	337.0	366.5	Operating expenses	92.5	84.0	90.7	92.9	98.8
6.7	6.2	6.8	Income taxes	0.1	1.5	1.6	1.8	1.8

60.1	77.7	92.5	Net Income	16.6	21.6	20.6	22.3	28.1

9.5%	11.9%	13.7%	Return on Equity(c)	10.0%	13.1%	12.4%	13.0%	15.8%

			Stock Price / Dividend Ratios
0.98	1.08	1.16	Cash dividends per share	0.27	0.29	0.29	0.29	0.29
51.3%	42.7%	37.0%	Dividend payout ratio (d)	48.2%	39.7%	40.8%	38.7%	30.9%
48.00	31.90	44.96	Closing stock price	31.90	34.36	34.99	38.75	44.96
21.04	22.84	25.29	Book value per share	22.84	23.07	23.68	24.32	25.29

Key:	(a)	Basic earnings per share is the result of dividing net income by the average number of common shares outstanding. Diluted earnings per share is computed in accordance with the Treasury Stock method for dilutive securities as set out in SFAS 128.
	(b)	Non-Core items are shown on page (3)
	(c)	Return on average common equity has been calculated by dividing Net Income by average Shareholders’ Equity.
	(d)	Dividend payout ratio has been calculated based on cash dividends per share divided by diluted net earnings per share.

Page (1) of (10)

BANK OF BERMUDA
CONSOLIDATED STATEMENT OF INCOME (U.S. GAAP)
(Unaudited, condensed, in U.S. dollars in thousands)

				For the Quarter

For the Year				2002	2003

2001	2002	2003		4th	1st	2nd	3rd	4th

			Revenue
			Non-interest income
117,682	126,152	143,728	Global fund services	30,755	31,829	33,339	37,382	41,178
30,427	30,323	31,653	Private trust services	7,235	7,684	8,013	8,150	7,806
40,736	40,779	41,410	Investment services	9,909	9,412	9,611	10,496	11,891
42,394	42,365	55,756	Foreign exchange earnings	11,566	11,704	14,088	13,556	16,408
24,395	23,163	26,421	Banking services	5,923	6,078	6,881	6,996	6,466
1,343	1,474	2,264	Other non-interest income	1,757	7	3	4	2,250

256,977	264,256	301,232	Total non-interest income	67,145	66,714	71,935	76,584	85,999

			Interest income
159,091	73,734	61,207	Interest on deposits	16,836	15,598	16,175	13,870	15,564
104,171	89,260	91,736	Interest on loans	22,196	21,632	22,670	23,030	24,404
191,291	87,499	79,937	Interest on marketable securities — AFS	21,523	21,517	20,178	19,002	19,240
32,659	50,278	18,236	Interest on marketable securities — trading	10,196	4,902	5,052	4,412	3,870

487,212	300,771	251,116	Total interest income	70,751	63,649	64,075	60,314	63,078
289,538	124,997	85,700	Interest expense	27,080	23,446	23,304	18,792	20,158

197,674	175,774	165,416	Net interest income	43,671	40,203	40,771	41,522	42,920
(2,662)	1,971	(5,191)	Provision for loan losses	(51)	(753)	(1,268)	(530)	(2,640)

195,012	177,745	160,225	Net interest income after loan losses	43,620	39,450	39,503	40,992	40,280
(8,181)	(21,004)	4,352	Investment and other income/(loss)	(1,492)	965	1,472	(527)	2,442

443,808	420,997	465,809	Total revenue	109,273	107,129	112,910	117,049	128,721

			Operating Expenses
161,359	181,940	191,687	Salaries	46,962	45,467	46,640	50,140	49,440
51,858	58,373	58,678	Pension and staff benefits	17,242	15,115	13,647	14,038	15,878
28,613	27,723	30,185	Property	7,332	7,066	6,995	7,535	8,589
39,800	41,129	43,354	Systems and communications	11,246	10,737	11,915	9,739	10,963
95,330	27,941	42,565	Corporate, marketing, and other	9,729	5,585	11,531	11,463	13,986

376,960	337,106	366,469	Total operating expenses	92,511	83,970	90,728	92,915	98,856

66,848	83,891	99,340	Net Income, before Income Taxes	16,762	23,159	22,182	24,134	29,865
6,771	6,233	6,809	Income taxes	168	1,547	1,619	1,842	1,801

60,077	77,658	92,531	Net Income	16,594	21,612	20,563	22,292	28,064

Page (2) of (10)

BANK OF BERMUDA
NON-CORE ITEMS
(Unaudited, in U.S. dollars in thousands)

						For the Quarter

For the Year						2002	2003

2001	2002	2003				4th	1st	2nd	3rd	4th

			Non-Core Items
(9,615)	(954)	2,130	Non-Core investment gain/(loss)	(a	)	—	—	—	—	2,130
2,300	—	—	First Atlantic Commerce	(b	)	—	—	—	—	—
(43,437)	5,453	3,500	Net recovery / (provision) for litigation	(c	)	—	3,500	—	—	—
9,330	(709)	(296)	Adjustments to performance-related compensation due to litigation	(d	)	—	(296)	—	—	—
4,068	—	—	Pension credit	(e	)	—	—	—	—	—
—	(1,500)	—	Restructuring charge	(f	)	—	—	—	—	—
(7,699)	—	—	Cancelled start-up costs	(g	)	—	—	—	—	—
—	1,291	649	Gain on sale of property	(h	)	—	—	649	—	—
—	(2,472)	—	Loss on impairment of property	(i	)	—	—	—	—	—

(45,053)	1,109	5,983	Total Non-Core items			—	3,204	649	—	2,130

Key:	Item (a) is included in Investment and other income/(loss)
Item (b) is included in Investment and other income/(loss)
Item (c) is included in Corporate, marketing and other
Item (d) is included in Salaries
Item (e) is included in Pension and staff benefits
Item (f) is included in Salaries
Item (g) is included in Corporate, marketing and other, in Staff benefits and in Property
Item (h) is included in Investment and other income/(loss)
Item (i) is included in Investment and other income/(loss)

Page (3) of (10)

BANK OF BERMUDA
PER SHARE DATA
(Unaudited, in U.S. dollars in thousands, except per share amounts)

				For the Quarter

For the Year				2002	2003

2001	2002	2003		4th	1st	2nd	3rd	4th

			U.S. GAAP Earnings per Share
2.00	2.62	3.23	-Basic (a)	0.57	0.75	0.72	0.78	0.98
1.91	2.53	3.13	-Diluted (a)	0.56	0.73	0.71	0.75	0.94

			Non-Core Items(b)
(0.31)	(0.03)	0.07	Non-Core investment gain/(loss)	—	—	—	—	0.07
0.07	—	—	First Atlantic Commerce	—	—	—	—	-
(1.38)	0.17	0.12	Net recovery / (provision) for litigation	—	0.12	—	—	-
0.30	(0.02)	(0.01)	Adjustments to performance-related compensation due to litigation	—	(0.01)	—	—	-
0.13	—	—	Pension credit	—	—	—	—	-
—	(0.05)	—	Restructuring charge	—	—	—	—	-
(0.25)	—	—	Cancelled start-up costs	—	—	—	—	-
—	0.04	0.02	Gain on sale of property	—	—	0.02	—	-
—	(0.08)	—	Loss on impairment of property	—	—	—	—	-

(1.44)	0.03	0.20	Total Non-Core items	—	0.11	0.02	—	0.07

3.35	2.50	2.93	Core Earnings Per Share -Diluted	0.56	0.62	0.69	0.75	0.87

			Average Shares Outstanding
29,977	29,601	28,627	-Basic	29,225	28,746	28,381	28,632	28,750
31,386	30,691	29,520	-Diluted	29,894	29,485	29,151	29,546	29,897
0.98	1.08	1.16	Cash Dividends per Share	0.27	0.29	0.29	0.29	0.29
			Share Price
50.23	50.00	45.22	High	33.74	34.82	35.73	41.20	45.22
34.55	26.75	30.10	Low	26.75	30.10	32.75	34.98	38.40
48.00	31.90	44.96	Period End	31.90	34.36	34.99	38.75	44.96

Key:	(a)	Basic earnings per share is the result of dividing net income by the average number of common shares outstanding. Diluted earnings per share is computed in accordance with the Treasury Stock method for dilutive securities as set out in SFAS 128.
	(b)	The following per share figures show the effect of non-core items on diluted earnings per share.

Page (4) of (10)

BANK OF BERMUDA
CONSOLIDATED BALANCE SHEET
(Unaudited, condensed, in U.S. dollars in millions)

				For the Quarter

For the Year				2002	2003

2001	2002	2003		4th	1st	2nd	3rd	4th

			Assets
3,570.0	4,677.0	5,287.2	Cash and deposits with banks	4,677.0	3,339.5	3,899.8	4,599.2	5,287.2
5,467.9	4,369.9	5,067.7	Marketable securities	4,369.9	4,450.0	4,709.9	4,757.5	5,067.7
1,477.6	1,768.3	2,222.2	Loans, less allowance for loan losses	1,768.3	1,827.4	1,987.5	2,147.5	2,222.2
139.1	145.3	142.2	Premises and equipment	145.3	148.7	143.6	143.1	142.2
36.2	29.5	21.0	Accrued interest	29.5	24.4	19.1	17.7	21.0
117.3	100.0	106.5	Other assets, net	100.0	374.5	186.8	156.5	106.5

10,808.1	11,090.0	12,846.8	Total assets	11,090.0	10,164.5	10,946.7	11,821.5	12,846.8

			Liabilities
			Customer deposits
5,356.8	6,269.5	8,380.2	Demand	6,269.5	5,611.2	6,655.5	7,153.2	8,380.2
4,586.6	3,895.7	3,539.5	Term	3,895.7	3,698.5	3,205.5	3,613.7	3,539.5

9,943.4	10,165.2	11,919.7	Total customer deposits	10,165.2	9,309.7	9,861.0	10,766.9	11,919.7
17.7	12.7	9.0	Accrued interest	12.7	8.0	44.7	8.6	9.0
217.7	249.9	188.3	Other liabilities	249.9	193.9	365.6	346.4	188.3

10,178.8	10,427.8	12,117.0	Total liabilities	10,427.8	9,511.6	10,271.3	11,121.9	12,117.0

			Shareholders’ Equity
29.9	29.0	28.9	Common share capital	29.0	28.3	28.5	28.8	28.9
422.2	384.5	376.8	Share premium	384.5	362.9	365.7	373.3	376.8
(20.3)	5.9	22.4	Accumulated other comprehensive income/(loss)	5.9	5.7	13.0	15.4	22.4
197.5	242.8	301.7	Retained earnings	242.8	256.0	268.2	282.1	301.7

629.3	662.2	729.8	Total shareholders’ equity	662.2	652.9	675.4	699.6	729.8

10,808.1	11,090.0	12,846.8	Total Liabilities and Shareholders’ Equity	11,090.0	10,164.5	10,946.7	11,821.5	12,846.8

			Impaired Loans
25.7	20.2	20.2	Loans	20.2	20.8	22.8	22.4	20.2
			Related allowances for loan losses
7.5	3.8	3.8	- Specific	3.8	3.7	3.4	3.6	3.8
20.1	20.6	26.3	- General	20.6	21.7	23.2	23.5	26.3

27.6	24.4	30.1	Total	24.4	25.4	26.6	27.1	30.1

107%	121%	149%	Coverage ratio	121%	122%	117%	121%	149%
1.1	1.2	(0.5)	Net charge offs/(recoveries)	2.1	(0.2)	0.1	—	(0.4)

			Capital Ratios
15.3%	14.9%	14.2%	Tier I	14.9%	14.8%	15.0%	14.3%	14.2%
15.8%	15.4%	14.8%	Total capital	15.4%	15.3%	15.5%	14.8%	14.8%

Page (5) of (10)

BANK OF BERMUDA
CHANGES IN SHAREHOLDERS’ EQUITY
(Unaudited, condensed, in U.S.* dollars in millions)

				For the Quarter

For the Year				2002	2003

2001	2002	2003		4th	1st	2nd	3rd	4th

626.4	629.3	662.2	Balance, beginning of period	660.3	662.2	652.9	675.4	699.6
60.1	77.7	92.5	Net income	16.6	21.6	20.6	22.3	28.1
			Common shares issued
5.8	4.7	3.0	- through dividend reinvestment plan	1.0	1.0	1.0	1.0	-
5.9	3.4	13.2	- through employee incentive plans	(1.5)	(0.4)	3.1	(0.6)	11.1
(19.3)	(52.1)	(16.9)	Shares repurchased and cancelled	(17.2)	(14.8)	(2.1)	—	-
1.9	5.3	(7.1)	Common shares held by affiliates	4.0	(8.1)	1.0	7.5	(7.5)
(18.2)	14.7	4.9	Net unrealised gains/(losses) on available for sale securities	3.8	1.6	2.9	1.4	(1.0)
(30.0)	(32.3)	(33.6)	Cash dividends paid	(8.0)	(8.4)	(8.4)	(8.4)	(8.5)
(2.7)	11.5	11.6	Translation gain/(loss)	3.2	(1.8)	4.4	1.0	8.0
(0.6)	—	—	Stamp duty on stock dividend	—	—	—	—	—

629.3	662.2	729.8	Balance, end of period	662.2	652.9	675.4	699.6	729.8

Key	*	In U.S. dollars except the Bank’s share capital denominated in Bermuda dollars on the basis that Bermuda dollars are on par with United States dollars. (1 Bermuda dollar = 1 United States dollar)

Page (6) of (10)

BANK OF BERMUDA
AVERAGE BALANCE SHEET
(Unaudited, in U.S. dollars in millions)

	For the Year

	2001		2002		2003

	Average	Average	Average	Average	Average	Average
	Balance	Rate	Balance	Rate	Balance	Rate

Assets
Deposits with banks	4,090	3.89%	3,180	2.30%	3,625	1.69%
Marketable securities
- AFS (interest earning)	4,105	4.66%	3,411	2.57%	4,178	1.91%
- Trading	623	5.24%	1,257	4.00%	503	3.63%
Loans
Bermuda	1,162	7.19%	1,297	5.84%	1,540	5.15%
International	321	6.43%	380	3.71%	390	3.18%

Total interest earning assets	10,301	4.73%	9,525	3.16%	10,236	2.45%

Cash due from banks	37		47		46
Marketable securities
- AFS non-interest earning	123		98		49
Other assets, net	366		310		255

Total assets	10,827		9,980		10,586

Liabilities
Customer deposits
Bermuda - Demand	2,273	1.73%	2,375	0.75%	2,703	0.42%
- Term	2,706	3.58%	2,228	2.08%	2,055	1.51%
International - Demand	2,221	2.42%	2,330	0.92%	3,031	0.58%
- Term	2,485	4.01%	1,895	2.08%	1,548	1.62%

Total interest bearing deposits	9,685	2.99%	8,828	1.41%	9,337	0.91%
Securities lending agreements	1	0.00%	15	2.22%	80	0.73%

Total interest bearing liabilities	9,686	2.99%	8,843	1.41%	9,417	0.91%
Non interest bearing deposits	221		248		337
Other liabilities	274		236		155
Shareholders’ Equity	646		653		677

Total liab. & shareholders’ equity	10,827		9,980		10,586

Net Interest Margin
Interest income / earning assets		4.73%		3.16%		2.45%
Interest expense / earning assets		2.81%		1.31%		0.84%

Net interest margin		1.92%		1.85%		1.61%

Page (7) of (10)

BANK OF BERMUDA
AVERAGE BALANCE SHEET
(Unaudited, in U.S. dollars in millions)

	For the Quarter

	2002		2003

	4th		1st		2nd		3rd		4th

	Average	Average	Average	Average	Average	Average	Average	Average	Average	Average
	Balance	Rate	Balance	Rate	Balance	Rate	Balance	Rate	Balance	Rate

Assets
Deposits with banks	3,206	2.13%	3,443	1.84%	3,522	1.84%	3,436	1.60%	4,093	1.51%
Marketable securities
- AFS (interest earning)	3,466	2.46%	4,048	2.15%	4,036	2.01%	4,198	1.80%	4,424	1.73%
- Trading	1,062	3.81%	501	3.97%	502	4.03%	503	3.48%	505	3.04%
Loans
Bermuda	1,347	5.60%	1,436	5.34%	1,479	5.32%	1,544	5.11%	1,696	4.87%
International	363	3.72%	338	3.24%	362	3.43%	412	3.02%	448	3.16%

Total interest earning assets	9,444	3.00%	9,766	2.64%	9,901	2.60%	10,093	2.37%	11,166	2.24%

Cash due from banks	56		78		27		34		46
Marketable securities
- AFS non-interest earning	84		82		42		35		35
Other assets, net	250		267		272		253		235

Total assets	9,834		10,193		10,242		10,415		11,482

Liabilities
Customer deposits
Bermuda - Demand	2,511	0.62%	2,575	0.54%	2,589	0.53%	2,756	0.34%	2,890	0.33%
- Term	2,207	1.92%	2,269	1.61%	2,080	1.64%	1,863	1.41%	2,015	1.36%
International - Demand	2,348	0.81%	2,571	0.66%	2,840	0.68%	3,073	0.52%	3,628	0.48%
- Term	1,724	1.89%	1,642	1.65%	1,480	1.76%	1,424	1.56%	1,649	1.48%

Total interest bearing deposits	8,790	1.25%	9,057	1.04%	8,989	1.04%	9,116	0.81%	10,182	0.77%
Securities lending agreements	1	0.00%	31	0.78%	35	0.69%	144	0.49%	109	1.04%

Total interest bearing liabilities	8,791	1.25%	9,088	1.04%	9,024	1.03%	9,260	0.81%	10,291	0.78%
Non interest bearing deposits	257		328		340		321		357
Other liabilities	129		118		218		159		122
Shareholders’ Equity	657		659		660		675		712

Total liab. & shareholders’ equity	9,834		10,193		10,242		10,415		11,482

Net Interest Margin
Interest income / earning assets		3.00%		2.64%		2.60%		2.37%		2.24%
Interest expense / earning assets		1.16%		0.97%		0.94%		0.74%		0.72%

Net interest margin		1.84%		1.67%		1.66%		1.63%		1.52%

Page (8) of (10)

BANK OF BERMUDA
TRADING PORTFOLIO PERFORMANCE
(Unaudited in U.S. dollars in thousands)

	For the Year

	2001		2002		2003

Average trading portfolio balance	623,000		1,257,000		502,610

Gross interest income	32,659	5.24%	50,278	4.00%	18,236	3.63%
Investment loss on trading portfolio*	(5,569)		(23,074)		(9,474)

Interest after investment loss	27,090	4.34%	27,204	2.16%	8,762	1.74%
Management fees*	(969)		(1,826)		(1,015)

Net performance of trading portfolio	26,121	4.19%	25,378	2.02%	7,747	1.54%

Key	*	Items included in Investment and other income/(loss) in the Consolidated Statement of Income (U.S. GAAP)

Page (9) of (10)

BANK OF BERMUDA
TRADING PORTFOLIO PERFORMANCE
(Unaudited in U.S. dollars in thousands)

	For the Quarter

	2002		2003

	4th		1st		2nd		3rd		4th

Average trading portfolio balance	1,062,000		500,565		502,214		503,049		504,611

Gross interest income	10,196	3.81%	4,902	3.97%	5,052	4.03%	4,412	3.48%	3,870	3.04%
Investment loss on trading portfolio*	(2,728)		(1,745)		(3,094)		(3,778)		(857)

Interest after investment loss	7,468	2.79%	3,157	2.56%	1,958	1.56%	634	0.50%	3,013	2.37%
Management fees*	(364)		(277)		(262)		(236)		(240)

Net performance of trading portfolio	7,104	2.65%	2,880	2.33%	1,696	1.35%	398	0.31%	2,773	2.18%

Key	*	Items included in Investment and other income/(loss) in the Consolidated Statement of Income (U.S. GAAP)

Page (10) of (10)